Exhibit 99.1

Constitution of Immuron Limited

ACN 063 114 045

[Amended at a Meeting of Shareholders held on Tuesday 21 November 2023]

Table of Contents

1.	Definitions and interpretation	1
1.1	Definitions	1
1.2	Interpretation	2
1.3	Replaceable rules	3
1.4	Compliance with the Act	3
1.5	Transitional	4
1.6	Listing Rules and ASX Settlement Operating Rules only apply if Company is listed	4
1.7	Constitution subject to Listing Rules if the Company is listed	4
2.	Capital	4
2.1	Power of Directors to issue Shares and other securities	4
2.2	Preference shares	5
2.3	Classes of Shares	6
2.4	Brokerage	6
2.5	Non-recognition of equitable or other interests	7
3.	Alteration of capital	7
3.1	Power to alter capital	7
3.2	Power to buy back Shares	7
4.	Certificates	7
4.1	Uncertificated holdings	7
4.2	Certificates	8
5.	Transfer of Shares	8
5.1	Transfer of Shares	8
5.2	Registration of written transfers	8
5.3	Refusing a transfer	9
5.4	Notice of non-registration	9
5.5	Suspension of transfers	9
6.	Transmission of Shares	9
6.1	Transmission of Shares on death	9
6.2	Transmission of Shares by operation of Law	10
6.3	Dividends and other rights	10
7.	Calls on Shares	10
7.1	Calls	10
7.2	Liability of joint holders for calls	11
7.3	Interest on unpaid amounts	11
7.4	Fixed sums taken to be called	11
7.5	Prepayments of calls	11
8.	Lien on Shares	12
8.1	Company has lien	12
8.2	Exercise of lien	12
8.3	Completion of sale	13
8.4	Application of proceeds of sale	13

i

Table of Contents (Continued…)

9.	Forfeiture and surrender of Shares	13
9.1	Liability to forfeiture	13
9.2	Surrender of Shares	14
9.3	Power to forfeit	14
9.4	Notice of forfeiture	14
9.5	Powers of Directors	14
9.6	Consequences of forfeiture	14
9.7	Evidentiary matters	15
9.8	Transfers after forfeiture and sale	15
9.9	Fixed amounts taken to be calls	15
10.	Sale of small holdings of Shares	15
10.1	Definitions	15
10.2	Disposal Notice	16
10.3	Limits on Company’s power to sell	17
10.4	Sale of Shares	17
10.5	Proceeds of sale	17
10.6	Effect of sale	17
10.7	Further action	17
10.8	Registration of transfer	17
10.9	Costs of sale	18
10.10	Where Shares of 2 or more Members sold	18
10.11	Rights of purchaser	18
10.12	Limit on Member’s remedies	18
11.	Proportional takeover approval provisions	18
11.1	Interpretation	18
11.2	Transfers prohibited without approval	18
11.3	Meetings	19
11.4	Deemed approval	19
11.5	Proportional Bid rejected	19
11.6	Duration of clause	20
12.	General meetings	20
12.1	Power of Directors to convene	20
12.2	Notice of general meetings	21
12.3	Annual general meetings	21
12.4	Quorum	21
12.5	If a quorum not present	22
12.6	Chairing meetings	22
12.7	Adjournments	22
12.8	Voting at general meetings	22
12.9	Procedure for polls	23
12.10	Chairperson’s casting vote	23
12.11	Representation and voting of Members	23
12.12	Joint holders	24
12.13	Members of unsound mind and minors	24
12.14	Restriction on voting rights - unpaid amounts	24
12.15	Objections to qualification to vote	24
12.16	Direct voting	24
12.17	Number of proxies	25

Table of Contents (Continued…)

12.18	Form of proxy	25
12.19	Where proxy is incomplete	26
12.20	Lodgement of proxies	26
12.21	Validity of proxies	27
12.22	Right of officers and advisers to attend general meeting	27
12.23	Use of technology	28
12.24	Minutes	29
13.	Appointment, removal and remuneration of Directors	30
13.1	Appointment and removal	30
13.2	No Share qualification	30
13.3	Retirement at each annual general meeting	30
13.4	Remuneration	31
13.5	Vacation of office	32
13.6	Retiring allowance for Directors	32
14.	Powers and duties of Directors	33
14.1	Powers of Directors	33
14.2	Appointment of attorneys and representatives	33
14.3	Negotiable instruments	33
15.	Proceedings of Directors	34
15.1	Proceedings	34
15.2	Meetings by telecommunications	34
15.3	Quorum at meetings	34
15.4	Chairman of Directors	34
15.5	Proceedings at meetings	34
15.6	Disclosure of interests	35
15.7	Alternate Directors and attendance by proxy	35
15.8	Vacancies	36
15.9	Committees	37
15.10	Written resolutions	37
15.11	Minutes	38
15.12	Defects in appointments	38
16.	Managing Director	38
16.1	Power to appoint Managing Director	38
16.2	Delegation of powers to Managing Director	38
17.	Secretaries and other officers	38
17.1	Secretaries	38
17.2	Other officers	39
18.	Execution of documents	39
19.	Inspection of records	39
19.1	Inspection of records	39
20.	Dividends, reserves and distributions	39
20.1	Power to pay dividends	39
20.2	Crediting of dividends	40
20.3	Reserves	40
20.4	Deduction of unpaid amounts	40

Table of Contents (Continued…)

20.5	Distribution in kind	40
20.6	Payment of distributions	41
21.	Capitalisation of profits	41
21.1	Capitalisation	41
21.2	Manner in which sums applied	41
21.3	Participation by holders of partly paid shares	42
21.4	Powers of Directors	42
22.	Dividend reinvestment and Share plans	42
22.1	Directors may establish plans for Members	42
22.2	Implementing plans	43
22.3	Where not all Members or holders participate	43
22.4	Information and advice to Members	43
22.5	Limit on Directors’ obligations	43
22.6	Share incentive plans	43
22.7	Duties and powers of Directors	44
23.	Notices	44
23.1	How notice to be given	44
23.2	When notice is given	44
23.3	Notice of general meeting	45
23.4	No notice if no valid address	45
24.	Joint holders	45
24.1	Notice to be given by joint holders	45
24.2	Effect of giving notice	46
24.3	Failure to give notice	46
24.4	Receipts	46
25.	Winding up	46
25.1	Where assets insufficient to repay paid up capital	46
25.2	Where assets sufficient to repay paid up capital	46
25.3	Powers of liquidator	46
25.4	Vesting of property in trustees	47
26.	Indemnity and insurance	47
26.1	Definition	47
26.2	Company must indemnify Officers	47
26.3	Documentary indemnity and insurance policy	47
27.	Restricted Securities	47
27.1	Compliance with Listing Rules	47
27.2	Disposals during escrow period	47
27.3	Company’s obligations in the event of breach	47

Immuron Limited ACN 063 114 045

A public company limited by shares

Constitution

1.	Definitions and interpretation

1.1	Definitions

The following definitions apply in this Constitution unless the context requires otherwise:

Act means the Corporations Act 2001 (Cth) and any regulations made under that statute;

ASX means ASX Limited ACN 008 624 691;

ASX Settlement means ASX Settlement Pty Ltd ACN 008 504 532;

ASX Settlement Operating Rules means the operating rules of ASX Settlement from time to time;

Business Day means a day that is not a Saturday, Sunday, public holiday or bank holiday in Victoria;

Chairman means the Chairman of Directors appointed under clause 15.4;

CHESS has the meaning given to that term in the ASX Settlement Operating Rules;

Company means Immuron Limited ACN 063 114 045;

Constitution means this constitution as altered or added to from time to time;

CS Facility has the meaning given to the term “prescribed CS facility” in section 761A of the Act;

Director means a person appointed or elected to the office of Director of the Company under this Constitution and includes any alternate Director duly acting as a Director;

Dividend includes an interim dividend;

ESS Interests has the meaning under section 1100M(1) of the Act;

Government Agency means any government or any public, statutory, governmental (including a local government), semi-governmental or judicial body, entity, department or authority and includes any self-regulatory organisation established under statute;

Law means:

(a)	principles of law or equity established by decisions of courts;

(b)	statutes, regulations or by-laws of the Commonwealth, a State, a Territory or a Government Agency; and

(c)	requirements and approvals (including conditions) of the Commonwealth, a State, a Territory or a Government Agency that have the force of law;

Listing Rules means the Listing Rules of ASX and any other rules and procedures of ASX that apply to the Company while it is admitted to the Official List of ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by ASX;

Managing Director means a managing director appointed under clause 16;

Marketable Parcel has the meaning given in clause 10.1;

Meeting Technology means any technology approved by the Directors that is reasonable to use for the purpose of holding a meeting at one or more physical venues or entirely virtually by electronic means (without any physical meeting) or by a combination of those methods and otherwise satisfies the requirements of this Constitution and the Corporations Act;

Member means a person who is entered in the Register as the holder of Shares in the capital of the Company;

Member Present means, in connection with a meeting, the Member being present in person or by proxy, by attorney and, where the Member is a body corporate, by representative, and includes being present at a different venue from the venue at which other Members are participating in the same meeting, providing the pre-requisites for a valid meeting at different venues are observed;

Official List means the official list of entities that ASX has admitted and not removed;

Person and words importing persons include partnerships, associations and bodies corporate, unincorporated bodies and all other entities or associations recognised by Law as well as individuals;

Prescribed Rate means the rate that is 2% per annum above the rate specified from time to time under section 2 of the Penalty Interest Rates Act 1983 (Vic);

Present means, in connection with a meeting, the Member being present in person or by proxy, by attorney or, where the Member is a body corporate, by representative, and includes being present at a different venue from the venue at which other Members are participating in the same meeting or virtually where the meeting is held using Meeting Technology, providing the pre-requisites for a valid meeting as set out in this Constitution and the Corporations Act are observed;

Register means the registers and subregisters (if any) of Members to be kept under the Act and the Listing Rules;

Registered Office means the registered office of the Company;

Restricted Securities has the same meaning given to it in the Listing Rules; and

Share means a share in the capital of the Company.

1.2	Interpretation

In this Constitution, unless the context requires otherwise:

(a)	the singular includes the plural and vice versa;

(b)	a gender includes the other genders;

(c)	the headings are used for convenience only and do not affect the interpretation of this Constitution;

(d)	other grammatical forms of defined words or expressions have corresponding meanings;

(e)	a reference to a document includes the document as modified from time to time and any document replacing it;

(f)	if something is to be or may be done on a day which is not a Business Day then it must be done on the next Business Day;

(g)	the word “person” includes a natural person, partnership, body corporate, association, governmental or local authority, agency and any other body or entity whether incorporated or not;

(h)	the word “month” means calendar month and the word “year” means 12 months;

(i)	the words “in writing” include any communication sent by letter, facsimile transmission or email or any other form of communication capable of being read by the recipient;

(j)	a reference to a thing includes a part of that thing;

(k)	a reference to all or any part of a statute, rule, regulation or ordinance (statute) includes that statute as amended, consolidated, re-enacted or replaced from time to time;

(l)	wherever “include”, “for example” or any form of those words or similar expressions is used, it must be construed as if it were followed by “(without being limited to)”;

(m)	a reference to any agency or body, if that agency or body ceases to exist or is reconstituted, renamed or replaced or has its powers or functions removed (defunct body), means the agency or body that performs most closely the functions of the defunct body;

(n)	any expression in this Constitution that is defined in the Listing Rules has the same meaning as in the Listing Rules; and

(o)	any expression in a provision of this Constitution that relates to a particular provision of the Act has the same meaning as in that provision of the Act.

1.3	Replaceable rules

The replaceable rules contained in the Act are displaced under section 135(2) of the Act and do not apply to the Company.

1.4	Compliance with the Act

This Constitution is subject to the Act and where there is any inconsistency between a clause of this Constitution and the Act which is not permissible under the Act, the Act prevails to the extent of the inconsistency.

1.5	Transitional

Everything done under this Constitution of the Company continues to have the same operation and effect after the adoption of any successor Constitution as if properly done under that Constitution.

1.6	Listing Rules and ASX Settlement Operating Rules only apply if Company is listed

In this Constitution, a reference to the Listing Rules or ASX Settlement Operating Rules:

(a)	only has effect if at the relevant time the Company is admitted to the Official List and is otherwise to be disregarded; and

(b)	is to be read taking into account any waivers or exemptions applicable to the Company.

1.7	Constitution subject to Listing Rules if the Company is listed

If the Company is admitted to the Official List, the following clauses apply:

(a)	despite anything contained in this Constitution, if the Listing Rules prohibit an act being done, the act must not be done;

(b)	nothing contained in this Constitution prevents an act being done that the Listing Rules require to be done;

(c)	if the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be);

(d)	if the Listing Rules require this Constitution to contain a provision and it does not contain such a provision, this Constitution is deemed to contain that provision;

(e)	if the Listing Rules require this Constitution not to contain a provision and it contains such a provision, this Constitution is deemed not to contain that provision; and

(f)	if any provision of this Constitution is or becomes inconsistent with the Listing Rules, this Constitution is deemed not to contain that provision to the extent of the inconsistency.

2.	Capital

2.1	Power of Directors to issue Shares and other securities

(a)	The issue and the terms of issue of Shares, options over unissued Shares and other securities of the Company is under the control of the Directors.

(b)	Any Share, option or other security may be issued with such preferred, deferred or other special rights or restrictions, whether with regard to dividends, voting, return of capital, payment of calls or otherwise, as the Directors decide.

(c)	Clause 2.1(a) has effect without prejudice to any special rights conferred on the holders of any issued Shares, options over unissued Shares or other securities.

2.2	Preference shares

(a)	The Company may issue preference shares, which may be issued:

(i)	on terms that they are, at the option of either the Company or the holder or both, liable to be redeemed or converted into Shares; and

(ii)	on such other terms as the Directors determine.

(b)	Preference shares will confer the right to receive a preferential dividend, in priority to the payment of a dividend on any other class of shares, at the rate and on the basis determined by the Directors at the time of issue of the preference shares. The Directors may determine that the preferential dividend will be cumulative.

(c)	In addition to the preferential dividend, the Directors may determine at the time of issue of the preference shares that the preference shares may participate with the Shares in dividends.

(d)	Preference shares will confer the right to payment in cash in priority to any other class of shares, on a winding up or on redemption (in the case of redeemable preference shares) of:

(i)	the amount paid or agreed to be considered as paid on the preference shares; and

(ii)	the amount equal to any dividend accrued but unpaid on the preference shares.

(e)	The Directors may determine at the time of issue of any preference shares that they will confer the right to participate with Shares in the assets or profits of the Company, to the extent determined by the Directors.

(f)	Preference shares do not confer any further rights to participate in the assets or profits of the Company other than as set out in this clause 2.2.

(g)	Preference share holders have the same rights as Members to:

(i)	receive notices of general meetings;

(ii)	receive notices, reports and accounts; and

(iii)	attend general meetings,

but do not have the right to vote at general meetings except as set out in clause 2.2(h).

(h)	Preference share holders have the right to vote at general meetings:

(i)	on a proposal:

(A)	to wind up the Company;

(B)	to reduce the share capital of the Company;

(C)	that affects the rights attached to preference shares; or

(D)	to dispose of all or substantially all of the Company’s property, business and undertaking;

(ii)	on a resolution to approve the terms of any buy-back agreement;

(iii)	while a dividend or part of a dividend in respect of the preference shares is unpaid; or

(iv)	any question considered at a meeting held during the winding up of the Company.

(i)	The holders of redeemable preference shares have the right to require the Company to redeem the preference shares in accordance with the terms of issue.

(j)	The Company may issue further preference shares ranking pari passu in all respects with (but not in priority to) other preference shares already issued and the rights of the issued preference shares are not to be taken to have been varied by the further issue of preference shares.

2.3	Classes of Shares

(a)	This clause applies when the share capital is divided into different classes of Shares.

(b)	The rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied:

(i)	with the consent in writing of the holders of at least 75% of the issued Shares of that class; or

(ii)	with the sanction of a special resolution passed at a separate general meeting of the holders of the Shares of the class.

(c)	The provisions of this Constitution relating to general meetings apply (with any necessary changes) to meetings of every separate class, except that any holder of Shares of the class present may demand a poll.

(d)	Unless otherwise provided by this Constitution, or by the terms of issue of any Shares, the issue of further Shares ranking equally with existing Shares is not a variation or abrogation of the rights attaching to those existing Shares.

(e)	The issue of any securities ranking in priority, or any conversion of existing securities to securities ranking in priority, to an existing class of preference Share is a variation or abrogation of the rights attaching to those preference Shares and requires approval under clause 2.3(b).

2.4	Brokerage

(a)	Subject to the Act and the Listing Rules, the Company may pay brokerage or commission to any person in consideration of the person:

(i)	subscribing or agreeing to subscribe (whether absolutely or conditionally) for any Shares in the Company; or

(ii)	procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares in the Company.

(b)	Any brokerage or commission may be satisfied by:

(i)	the payment of cash;

(ii)	the allotment of Shares of the Company; or

(iii)	a mixture of the above.

2.5	Non-recognition of equitable or other interests

Except as otherwise provided in this Constitution, the Company must treat the registered holder of any Share as the absolute owner of the Share and must not, except as ordered by a court or as required by statute, recognise (even when having notice) any equitable or other claim to or interest in the Share on the part of any other person.

3.	Alteration of capital

3.1	Power to alter capital

(a)	The Company may, by resolution, make any reduction or alteration to the Company’s share capital permitted by the Act.

(b)	Subject to the Act and the Listing Rules, a reduction of share capital may be effected in any lawful manner, including by cancellation of Shares, return of funds or distribution of assets in specie, as the Directors may approve.

(c)	The Directors may do anything required to give effect to a resolution altering the Company’s share capital.

(d)	If a Member becomes entitled to a fraction of a Share, the Directors may determine how to deal with this, including, without limitation:

(i)	authorising the sale of fractions of Shares and the distribution of net proceeds as they see fit, including authorising entry into any agreement with any person on behalf of the relevant Member; or

(ii)	issuing fractional certificates for fractions of Shares.

3.2	Power to buy back Shares

The Company may, in accordance with the Act and the Listing Rules, buy back its own Shares on any terms and conditions determined by the Directors.

4.	Certificates

4.1	Uncertificated holdings

To the extent that dealings in Shares or other securities take place in CHESS or any other CS Facility that provides for dealing in securities in uncertificated form, the Company is not required to issue certificates for those Shares or securities.

4.2	Certificates

(a)	If the Company is required by the Act, the Listing Rules or the ASX Settlement Operating Rules to issue certificates for Shares or other securities of the Company, the Directors must cause the Company to issue the certificates.

(b)	The Directors may cancel any certificates and replace lost, stolen or damaged certificates on such terms and in such a manner as they determine from time to time.

5.	Transfer of Shares

5.1	Transfer of Shares

(a)	Shares may be transferred by:

(i)	a transfer effected in accordance with the ASX Settlement Operating Rules (if applicable);

(ii)	a written instrument of transfer in any form authorised by the Act; or

(iii)	any other method of transfer permitted by the Act and the Listing Rules.

(b)	The Directors may do anything necessary or desirable to facilitate dealings in the Shares or other Company securities to be effected through CHESS or any other CS Facility. The Company must comply with the ASX Settlement Operating Rules or the operating rules of any other CS Facility, as applicable.

(c)	No fee may be charged by the Company on the transfer of any Shares, except to the extent that the fee is permitted by the Listing Rules.

(d)	A transferor of Shares remains the holder of the Shares until:

(i)	the transfer has been effected in accordance with the ASX Settlement Operating Rules; or

(ii)	the transferee’s name is entered in the Register as the holder of the Shares.

5.2	Registration of written transfers

(a)	A written transfer referred to in clause 5.1(a)(ii) must be:

(i)	duly executed and stamped (if required by Law); and

(ii)	lodged for registration at the Registered Office or any other location approved by the Directors, together with:

(A)	the certificate (if any) for the relevant Shares; and

(B)	any other information that the Directors may require to establish the transferor’s right to transfer the Shares.

(b)	Subject to any powers of the Company or the Directors to refuse registration (under clause 5.3 or otherwise), on compliance with clause 5.2(a), the Company must register the transferee as a Member.

(c)	The Directors may waive compliance with clause 5.2(a)(ii) on receipt of satisfactory evidence of loss or destruction of the certificate.

5.3	Refusing a transfer

Subject to the Act, the Listing Rules and the ASX Settlement Operating Rules, the Directors may in their absolute discretion ask ASX Settlement to apply a holding lock to prevent a transfer under the ASX Settlement Operating Rules, or refuse to register a paper-based transfer, of a Share where:

(a)	the Company has a lien on the Shares the subject of the transfer;

(b)	the Company is served with a court order that restricts the relevant Member’s capacity to transfer the Shares;

(c)	registration of the transfer may breach an Australian Law and ASX has agreed in writing to the application of a holding lock (which must not breach an ASX Settlement Operating Rule) or that the Company may refuse to register a transfer;

(d)	this Constitution or the Listing Rules permits them to do so;

(e)	if the transfer is paper-based, a Law related to stamp duty prohibits the Company from registering it;

(f)	the transfer does not comply with the terms of any employee incentive scheme of the Company;

(g)	if the transfer is paper-based, registration of the transfer will create a new holding which at the time the transfer is lodged is less than a Marketable Parcel; or

(h)	the Member has agreed in writing to the application of a holding lock (which must not breach an ASX Settlement Operating Rule) or that the Company may refuse to register a paper-based transfer.

5.4	Notice of non-registration

If the Directors decline to register any transfer of Shares, the Company must, within 5 Business Days after the transfer is lodged with it, give to the person who lodged the transfer written notice of the decision to decline registration and the reason for it.

5.5	Suspension of transfers

Subject to the ASX Settlement Operating Rules, the Directors may suspend registration of transfers of Shares at any times and for any periods as they decide from time to time.

6.	Transmission of Shares

6.1	Transmission of Shares on death

(a)	Where a Member dies:

(i)	the surviving Member, where the deceased Member was a joint holder; and

(ii)	the legal personal representatives of the deceased Member, where the Member was a sole holder,

are the only persons recognised by the Company as having any title to the Member’s interest in the Shares.

(b)	The Directors may require evidence of a Member’s death as they think fit.

(c)	This clause does not release the estate of a deceased joint holder from any liability in respect of a Share that had been jointly held by the holder with another person or persons.

6.2	Transmission of Shares by operation of Law

(a)	Subject to any applicable Laws, if a person:

(i)	becomes entitled to a Share in consequence of the death, incapacity or bankruptcy of a Member; and

(ii)	provides the Directors with any information they reasonably require to establish their entitlement,

the person may, by written notice, elect to:

(iii)	be registered personally as holder of the Share; or

(iv)	have another person registered as the transferee of the Share.

(b)	All the clauses of this Constitution relating to transfers and registrations are applicable to any transfer as if the death, incapacity or bankruptcy of the Member had not occurred and the notice or transfer were a transfer signed by that Member.

6.3	Dividends and other rights

Where a Member dies, becomes incapacitated or bankrupt, the Member’s legal personal representative or the trustee of the Member’s estate (as the case may be) is, on the production of all information as is properly required by the Directors, entitled to the same:

(a)	dividends, entitlements and other advantages; and

(b)	rights (whether in relation to meetings of the Company or to voting or otherwise),

as the Member would have been entitled to if the Member had not died, become incapacitated or bankrupt.

7.	Calls on Shares

7.1	Calls

(a)	Subject to the terms of issue of any Shares, the Directors may make calls on a Member in respect of money unpaid on the Member’s Shares.

(b)	If the terms of issue of any Shares include a call program for the payment of money unpaid on the Shares, the relevant Members must pay all money payable in accordance with that call program.

(c)	The Directors may postpone the time for payment on a call or may revoke a call.

(d)	A call may be payable by instalments.

(e)	The Directors may differentiate between Members as to the amount of calls to be paid and the times of payment.

(f)	A call is made when the resolution of the Directors authorising the call is passed or otherwise as specified in the resolution.

(g)	The Company must send notices of a call to the relevant Members at least 30 Business Days before the due date for payment.

(h)	Members who receive a call must pay the called amount at the time or times and in the manner set out in the notice.

(i)	The non-receipt of a notice of a call, or the accidental omission to give notice of a call, does not invalidate the call.

7.2	Liability of joint holders for calls

The joint holders of a Share are jointly and severally liable to pay all calls in respect of the Share.

7.3	Interest on unpaid amounts

(a)	If an amount called or otherwise payable to the Company in respect of a Share is not paid before or on the day appointed for payment of the amount, the person from whom the amount is due must pay:

(i)	interest on the amount from the day appointed for payment of the amount to the time of actual payment at a rate determined by the Directors but not exceeding the Prescribed Rate; and

(ii)	any costs and expenses incurred by the Company by reason of the non-payment or late payment.

(b)	The Directors may waive payment of that interest wholly or in part.

7.4	Fixed sums taken to be called

(a)	Any sum that, under the terms of issue of a Share, becomes payable on issue or at or after a fixed or defined date is, for the purposes of this Constitution, taken to have been duly called and is payable on the date payable under the terms of issue.

(b)	If any other sum is not paid when due, all the provisions of this Constitution relating to payment of interest and expenses, forfeiture or otherwise apply as if that sum had become payable by virtue of a call duly made and notified.

7.5	Prepayments of calls

(a)	The Directors may accept from a Member the whole or a part of the amount unpaid on a Share even if that amount has not been called.

(b)	The Directors may authorise payment of interest on the whole or any part of an amount accepted under clause 7.5(a) until the amount becomes payable at a rate, not exceeding the Prescribed Rate, that is agreed between the Directors and the Member paying the sum.

(c)	The Directors may at any time repay the whole or any part of any amount paid in advance and any interest agreed abates from the time of payment.

8.	Lien on Shares

8.1	Company has lien

(a)	The Company has an exclusive first lien on every Share (and the proceeds of sale of every Share) for:

(i)	any amount due and unpaid in respect of the Share that has been called or is payable at a fixed time;

(ii)	any amounts which remain outstanding on loans made by the Company to acquire Shares under an employee incentive scheme;

(iii)	all amounts that the Company has paid as required by Law in respect of the Share; and

(iv)	reasonable expenses incurred because the amount has not been paid and reasonable interest on the amount from the date it was due for payment until the date of payment.

(b)	The Directors may at any time exempt a Share wholly or in part from this clause 8.1.

(c)	The Company’s lien (if any) on a Share extends to all dividends payable and entitlements in respect of the Share. The Company may retain those dividends or entitlements and may apply them in or towards satisfaction of all amounts due to the Company in respect of that Share.

(d)	No person is entitled to exercise any rights or privileges as a Member until the Member has paid all amounts (including reasonable expenses and interest) for the time being payable in respect of every Share held by the Member.

8.2	Exercise of lien

(a)	Subject to clause 8.2(b), the Company may sell any Shares on which the Company has a lien, in the manner that the Directors think fit.

(b)	A Share on which the Company has a lien may not be sold unless:

(i)	an amount in respect of which the lien exists is payable; and

(ii)	at least 10 Business Days before the date of the sale, the Company has given to the Member or the person entitled to the Share by reason of the death, mental incapacity or bankruptcy of the Member, a notice in writing demanding payment of the amount.

8.3	Completion of sale

(a)	For the purpose of giving effect to a sale of Shares to enforce a lien, the Directors may authorise a person to do everything necessary to effect a transfer of the Shares in favour of the purchaser.

(b)	The Company must register the purchaser as the holder of the Shares comprised in any transfer, after which the validity of the sale may not be disputed by any person and the purchaser is not concerned with the application of the purchase money.

(c)	The title of the purchaser to the Shares is not affected by any irregularity or invalidity in connection with the sale.

(d)	The purchaser is discharged from liability for any calls which were in default before the purchase of those Shares, unless otherwise expressly agreed.

(e)	The only remedy of any person aggrieved by any sale of a Share under this clause 8 is in damages and against the Company exclusively.

8.4	Application of proceeds of sale

The proceeds of a sale made to enforce a lien must be applied by the Company in the following order:

(a)	firstly, in payment of the costs of enforcement of the lien and of the sale;

(b)	secondly, in satisfaction of the amount in respect of which the lien exists as is then payable to the Company (including expenses and interest); and

(c)	thirdly, the residue (if any) to or at the direction of the person registered as the holder of the Shares immediately prior to the sale, on production of any evidence as to title required by the Directors.

9.	Forfeiture and surrender of Shares

9.1	Liability to forfeiture

(a)	If a Member fails to pay a call or instalment of a call when due, the Directors may, at any time afterwards while any part of the call or instalment remains unpaid, serve a notice on the Member requiring payment of so much of the unpaid call or instalment, together with any accrued interest and all expenses incurred as a result of the non-payment.

(b)	The notice must:

(i)	specify a day at least 10 Business Days after the date of the notice by which the payment is to be made and a place where the payment is to be made; and

(ii)	state that the Shares in respect of which the call was made are liable to be forfeited if payment is not made by the time specified.

9.2	Surrender of Shares

Subject to the Act and the Listing Rules, the Directors may accept the:

(a)	surrender of any fully paid Share by way of compromise of any question as to the proper registration of the holder or in satisfaction of any payment due to the Company; and

(b)	gratuitous surrender of any fully paid Share.

Any Share so surrendered may be disposed of in the same manner as a forfeited Share.

9.3	Power to forfeit

(a)	Subject to the Act and the Listing Rules, if the requirements of a notice under clause 9.1 are not complied with, any Share in respect of which the notice has been given may, at any time afterwards but before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect.

(b)	Such a forfeiture includes all dividends declared in respect of the forfeited Shares and not actually paid before the forfeiture.

9.4	Notice of forfeiture

(a)	Notice of the resolution approving the forfeiture must be given to the Member in whose name the Share was registered immediately before the forfeiture and an entry of the forfeiture and its date must be made promptly in the register.

(b)	The validity of any forfeiture is not affected in any way by any omission to give the notice or to make the entry in the register in accordance with clause 9.4(a).

9.5	Powers of Directors

(a)	A forfeited Share may be sold or otherwise disposed of as the Directors think fit.

(b)	A forfeiture of a Share may be cancelled on the terms that the Directors think fit at any time before a sale or disposition of the Share.

(c)	The proceeds of sale of a forfeited Share must be applied in the following order:

(i)	firstly, in payment of all costs of or in relation to the sale;

(ii)	secondly, in satisfaction of the amount in respect of the Shares as is then payable to the Company (including interest); and

(iii)	thirdly, the residue (if any) to or at the direction of the person registered as the holder of the Shares immediately prior to the sale or to the person’s estate, on production of any evidence as to title required by the Directors.

9.6	Consequences of forfeiture

A person whose Shares have been forfeited:

(a)	ceases to be a Member in respect of the forfeited Shares at the time of the Directors’ resolution approving the forfeiture;

(b)	has no claims or demands against the Company in respect of those forfeited Shares;

(c)	has no other rights to the forfeited Shares except any rights expressly provided by the Act or this Constitution; and

(d)	remains liable to pay to the Company all amounts that, at the date of forfeiture, were payable by the person to the Company in respect of the Shares including, if the Directors think fit, reasonable expenses of the sale or disposal of the Shares and interest at the Prescribed Rate on the unpaid amounts from the date of forfeiture until the date of payment.

9.7	Evidentiary matters

Without prejudice to clause 9.4, a statement in writing by a Director or a Secretary of the Company to the effect that:

(a)	a Share in the Company has been duly forfeited on a date specified in the statement; or

(b)	a particular amount is payable by a Member or former Member to the Company at a particular date in respect of a call or instalment of a call (including interest),

is, in the absence of manifest error, conclusive evidence of the facts set out in the statement as against all persons claiming to be entitled to the Share and against the Member or former Member who remains liable to the Company under clause 9.6(d).

9.8	Transfers after forfeiture and sale

(a)	The Company may:

(i)	receive the proceeds of sale or of disposition of a forfeited Share; and

(ii)	transfer the Share to the transferee.

(b)	On registration of the transfer, the transferee is not bound to see to the application of any money paid as consideration.

(c)	The title of the transferee to the Share is not affected by any irregularity or invalidity in connection with the forfeiture, sale or disposal of the Share.

9.9	Fixed amounts taken to be calls

The provisions of this Constitution relating to forfeiture apply to non-payment of any sum that becomes payable for a Share at a defined time, as if that sum was payable as a call duly made.

10.	Sale of small holdings of Shares

10.1	Definitions

In this clause:

Disposal Notice means a written notice given to the holder of a Small Holding under clause 10.2(b);

Issuer Sponsored Holding has the meaning given in the ASX Settlement Operating Rules;

Marketable Parcel has the meaning given in the Listing Rules; and

Small Holding means a parcel of Shares that is less than a Marketable Parcel.

10.2	Disposal Notice

(a)	This clause 10 sets out the procedures by which the Company may sell Shares which are a Small Holding.

(b)	If the Directors determine that a Member’s holding of Shares is a Small Holding, they may send a Disposal Notice to that Member stating that the Company intends to sell the relevant Shares, unless within 6 weeks from the date the Disposal Notice is sent:

(i)	the Member’s holding of Shares increases to at least a Marketable Parcel;

(ii)	the Member no longer holds the Shares; or

(iii)	the Member gives written notice to the Company stating that it wishes to retain its holding.

(c)	If at 5.00 pm Victorian time on the last day of the period referred to in clause 10.2(b) the Member stills holds the Shares the subject of the Disposal Notice and:

(i)	the Member’s holding of Shares has not increased to at least a Marketable Parcel; and

(ii)	the Member has not given a written notice to the Company under clause 10.2(b)(iii),

the Member is deemed to have irrevocably appointed the Company as its agent to sell the Shares as contemplated by clause 10.4 and to deal with the proceeds of sale in accordance with clause 10.5.

(d)	In addition to the powers of the Company and the Directors set out above, the Company may sell a Member’s Shares that constitute a Small Holding if, any time after the adoption of this clause, the Shares are in a new holding created by the transfer of a parcel of Shares that was less than a Marketable Parcel:

(i)	at the time a transfer under the ASX Settlement Operating Rules was initiated; or

(ii)	in the case of a paper-based transfer document, was lodged with the Company.

(e)	Where clause 10.2(d) applies:

(i)	the Company may give the Member notice in writing stating that the Company intends to sell or dispose of the Shares, and that the proceeds of the sale, less the costs of the sale, will be sent to the Member after the sale has been effected;

(ii)	the Member is deemed to have irrevocably appointed the Company as its agent to sell the Shares as contemplated by clause 10.4 and to deal with the proceeds of sale in accordance with clause 10.5; and

(iii)	the Directors may remove or change the Member’s right to vote and to receive dividends. Any dividends that have been withheld must be sent to the Member after the sale of the Member’s Shares.

10.3	Limits on Company’s power to sell

(a)	The Company may only exercise its powers under clause 10.2 once in any 12 month period.

(b)	The Company’s power to sell under clause 10.2 lapses following the announcement of a takeover bid for the Company. The procedure may be started again after the close of the offers made under the takeover.

10.4	Sale of Shares

(a)	The Company may sell the Shares which make up less than a Marketable Parcel as soon as practicable at a price which the Directors consider to be the best price reasonably obtainable for the Shares at the time they are sold.

(b)	For the purposes of effecting a sale, the Company may, in accordance with the ASX Settlement Operating Rules, move the Shares from a CHESS holding to an Issuer Sponsored Holding or into certificated form.

10.5	Proceeds of sale

(a)	For a sale arising from clause 10.2(c), the proceeds of the sale will not be sent to the former Member until the Company has received any certificate relating to the Shares (or is satisfied that the certificate has been lost or destroyed).

(b)	For a sale arising from clause 10.2(d), the proceeds of sale (less the costs of the sale) must be sent to the Member after the sale.

(c)	All money payable to a former Member under this clause which is unclaimed for 1 year after payment may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed or otherwise disposed of according to Law. No money payable under this clause by the Company to a former Member bears interest as against the Company.

10.6	Effect of sale

The exercise by the Company of its powers under this clause 10 extinguishes all interests in the Shares of the former Member, and all claims against the Company in respect of those Shares by that Member including all dividends (whether final or interim) determined to be paid in respect of those Shares and not actually paid or accrued.

10.7	Further action

The Secretary may take any action on behalf of a Member to give effect to this clause as the Secretary considers necessary.

10.8	Registration of transfer

The Company may register a transfer of Shares whether or not any certificate for the Shares has been delivered to the Company.

10.9	Costs of sale

The Company bears the purchaser’s costs of sale of the Shares sold under this clause 10 (but is not liable for tax on income or capital gains of the former Member).

10.10	Where Shares of 2 or more Members sold

If the Shares of 2 or more Members to whom this clause applies are sold to 1 purchaser, the transfer may be effected by 1 transfer.

10.11	Rights of purchaser

(a)	A certificate signed by the Secretary stating that Shares sold under this clause have been properly sold discharges the purchaser of those Shares from all liability in respect of the purchase of those Shares.

(b)	When a purchaser of Shares is registered as the holder of the Shares, the purchaser:

(i)	is not bound to see to the regularity of the actions and proceedings of the Company under this clause or to the application of the proceeds of sale; and

(ii)	has title to the Shares which is not affected by any irregularity or invalidity in the actions and proceedings of the Company.

10.12	Limit on Member’s remedies

Any remedy of any Member to whom this clause applies in respect of the sale of the Member’s Shares is limited to a right of action in damages against the Company to the exclusion of any other right, remedy or relief against any other person.

11.	Proportional takeover approval provisions

11.1	Interpretation

In this clause 11:

(a)	Associate in relation to another person has the meaning given to that term in the Act for the purposes of subdivision C of Chapter 6.5 of the Act;

(b)	Bidder means a person making an offer for Shares under a Proportional Bid;

(c)	Proportional Bid means a proportional takeover bid as defined in section 9 of the Act; and

(d)	Relevant Day, in relation to a Proportional Bid, means the day that is 14 days before the last day of the bid period.

11.2	Transfers prohibited without approval

Where a Proportional Bid in respect of Shares included in a class of Shares in the Company has been made:

(a)	the registration of a transfer giving effect to a contract resulting from the acceptance of an offer made under the Proportional Bid is prohibited unless and until a resolution (Approving Resolution) to approve the Proportional Bid is passed, or is deemed to have been passed, in accordance with Subdivision C of Chapter 6.5 of the Act;

(b)	a Member (other than the Bidder or an Associate of the Bidder) who, as at the end of the day on which the first offer under the Proportional Bid was made, held Shares included in the bid class is entitled to vote on an Approving Resolution and, for the purposes of so voting, is entitled to 1 vote for each such Share;

(c)	neither the Bidder nor an Associate of the Bidder may vote on an Approving Resolution;

(d)	an Approving Resolution must be voted on at a meeting of the Members entitled to vote on the resolution which has been convened and conducted by the Company; and

(e)	an Approving Resolution is passed if more than 50% of the votes cast on the resolution by Members Present and entitled to vote on the resolution are in favour of the resolution.

11.3	Meetings

(a)	The provisions of this Constitution relating to a general meeting of the Company apply, with such modifications as the circumstances require, in relation to a meeting that is convened for the purposes of this clause 11.

(b)	The Directors of the Company must ensure that the Approving Resolution is voted on in accordance with this clause before the Relevant Day.

(c)	Where an Approving Resolution is voted on in accordance with this clause, then before the Relevant Day, the Company must:

(i)	give to the Bidder; and

(ii)	serve on ASX,

a written notice stating that a resolution to approve the Proportional Bid has been voted on and that the resolution has been passed or has been rejected, as the case requires.

11.4	Deemed approval

Where, as at the end of the day before the Relevant Day in relation to a Proportional Bid, no Approving Resolution to approve the Proportional Bid has been voted on in accordance with this clause, an Approving Resolution to approve the Proportional Bid is, for the purposes of this clause, deemed to have been passed under this clause 11.

11.5	Proportional Bid rejected

Where an Approving Resolution is voted on and is rejected then:

(a)	despite section 652A of the Act, all offers under the Proportional Bid that have not, as at the end of the Relevant Day, resulted in binding contracts are deemed to be withdrawn at the end of the Relevant Day;

(b)	the Bidder must immediately, after the end of the Relevant Day, return to each Member any documents that were sent by the Member to the Bidder with the acceptance of the offer;

(c)	the Bidder may rescind and must, as soon as practicable after the end of the Relevant Day, rescind each contract resulting from the acceptance of an offer made under the Proportional Bid; and

(d)	a Member who has accepted an offer made under the Proportional Bid is entitled to rescind the contract (if any) resulting from that acceptance.

11.6	Duration of clause

This clause 11 ceases to have effect on the later to occur of:

(a)	the third anniversary of its adoption; or

(b)	the third anniversary of its most recent renewal effected under the Act.

12.	General meetings

12.1	Power of Directors to convene

(a)	The Directors may convene a general meeting of Members whenever they think fit.

(b)	The Members may require the Directors to convene a general meeting as permitted by the Act.

(c)	Subject to the Act, the Directors may cancel or postpone any general meeting or change its venue by giving appropriate notice to all persons to whom the notice of the original meeting was given, but may not cancel a general meeting which was called or requisitioned by persons other than the Directors without their prior written consent.

(d)	In relation to general meetings of Members, a meeting includes:

(i)	all adjournments of a meeting; and

(ii)	any meeting convened to be held by those entitled to be present, meeting simultaneously in different locations as determined by the Directors.

(e)	The business of a general meeting held under clause 12.1(d)(ii) cannot be validly considered, and any resolutions at that meeting have no effect, unless:

(i)	the Members Present at each such location as a whole have a reasonable opportunity to hear and participate in the business of the general meeting as it is being conducted, both at the venue at which the chairperson of the general meeting is present and at each other venue; and

(ii)	satisfactory provision is made at each venue for the recording of all votes cast,

and on satisfying these conditions, the general meeting is taken to be held where the chairperson of the general meeting conducts the meeting and all proceedings conducted in that manner are as valid and effective as if conducted at a single gathering of a quorum of those entitled to be present.

12.2	Notice of general meetings

(a)	Each notice convening a general meeting must specify:

(i)	the place, date and time of the meeting (and, if the meeting is to be held in 2 or more places, the technology that will be used to facilitate this); and

(ii)	the general nature of the business to be transacted at the meeting.

(b)	Notice of a general meeting must be provided to Members at least 28 clear days before the meeting is to be held.

(c)	A notice convening an annual general meeting need not state the general nature of business of the kind referred to in clause 12.2(a) but, if the business includes the election of Directors, the names of the candidates for election must be stated.

(d)	The non-receipt of a notice convening a general meeting by, or the accidental omission to give notice to, any person entitled to receive notice does not invalidate the proceedings at or any resolution passed at the meeting.

(e)	Subject to the Act the Company may give notices to Members electronically by notifying the Member:

(i)	that the notice is available; and

(ii)	how the Member may use electronic means to access the notice,

by any electronic means permitted by the Act and to an electronic address nominated by the relevant Member for the purpose of receiving notices.

12.3	Annual general meetings

Annual general meetings of the Company must be held in accordance with the Act and the Listing Rules. The business of an annual general meeting is to:

(a)	consider the annual report, Directors’ report and the auditor’s report;

(b)	elect Directors;

(c)	(where relevant) appoint the auditor;

(d)	fix the remuneration of the auditors; and

(e)	transact any other business that may be properly brought before the meeting.

12.4	Quorum

(a)	No business may be transacted at any general meeting unless a quorum of Members is present at the time when the meeting proceeds to business.

(b)	Except as otherwise provided in this Constitution, a quorum constitutes:

(i)	3 Members Present; or

(ii)	where the total number of Members is less than 3, all those Members being the Members Present.

12.5	If a quorum not present

If a quorum is not present within 15 minutes after the time appointed for the general meeting:

(a)	where the meeting is convened on the requisition of Members, the meeting must be dissolved (subject to clause 12.7(a)); and

(b)	in any other case:

(i)	the meeting stands adjourned to a day and at a time and place as the Directors decide or, if no decision is made by the Directors, to the same day in the next week at the same time and place; and

(ii)	if at the adjourned meeting a quorum is not present within 15 minutes after the time appointed for the meeting, the meeting must be dissolved.

12.6	Chairing meetings

(a)	Subject to clause 12.6(b), the Chairman or, in the Chairman’s absence, the deputy Chairman, must preside as chairperson at every general meeting.

(b)	Where a general meeting is held and:

(i)	there is no Chairman or deputy Chairman; or

(ii)	the Chairman or deputy Chairman is not present within 15 minutes after the time appointed for the meeting or does not wish to act as chairperson of the meeting,

the Directors present must choose one of their number or, in the absence of all Directors or if none of the Directors present wish to act, the Members Present must elect one of their number to chair the meeting.

12.7	Adjournments

(a)	The chairperson of the general meeting may, and must if so directed by the meeting, adjourn the meeting from time to time and from place to place.

(b)	No business may be transacted at any continuation of an adjourned meeting other than the business left unfinished at the meeting which has been adjourned.

(c)	When a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of an original meeting.

(d)	Except as provided by clause 12.7(c), it is not necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

12.8	Voting at general meetings

(a)	Any resolution to be considered at a general meeting will be decided on a show of hands unless a poll is demanded at or before the declaration of the result of the show of hands. Before a vote is taken, the chairperson of the meeting must inform the meeting of how many proxy votes have been received and how the proxy votes are to be cast on that resolution.

(b)	A declaration by the chairperson of the general meeting that a resolution has on a show of hands been carried or lost and an entry to that effect in the minutes of the meeting is conclusive evidence of the fact without the need to show the number or proportion of the votes recorded in favour of or against the resolution.

(c)	A poll may be demanded:

(i)	by the chairperson of the general meeting;

(ii)	by at least 5 Members Present and having the right to vote at the meeting; or

(iii)	by a Member or Members Present with at least 5% of the votes that may be cast on the resolution on a poll.

(d)	The demand for a poll may be withdrawn.

(e)	A poll may not be demanded on the election of a person to chair a meeting or on a resolution for adjournment.

12.9	Procedure for polls

(a)	A poll, when demanded, is to be taken in the manner and at the time the chairperson of the general meeting directs.

(b)	The result of the poll is a resolution of the general meeting at which the poll was demanded.

(c)	The demand for a poll does not prevent a general meeting from proceeding with any other business.

12.10	Chairperson’s casting vote

Subject to the Act and the Listing Rules, in the case of an equality of votes on a show of hands or on a poll the chairperson of the general meeting has a casting vote in addition to any vote to which that chairperson may otherwise be entitled.

12.11	Representation and voting of Members

Subject to this Constitution and any rights or restrictions for the time being attached to any class or classes of Shares:

(a)	at general meetings of Members or classes of Members each Member entitled to attend and vote may attend and vote in person or by proxy, or attorney and (where the Member is a body corporate) by representative;

(b)	on a show of hands:

(i)	every Member Present having the right to vote at the meeting has 1 vote;

(ii)	every person present who represents more than one Member, either personally, by proxy, attorney or as representative, has 1 vote; and

(c)	on a poll, every Member Present has:

(i)	1 vote for each fully paid Share; and

(ii)	in the case of partly paid Shares, that proportion of a vote as is equal to the proportion which the amount paid up on that Member’s Share bears to the total issue price for the Share, excluding calls paid in advance of the due date for payment.

12.12	Joint holders

Where more than 1 joint holder votes, the vote of the holder whose name appears first in the Register must be accepted to the exclusion of the others whether the vote is given personally, by attorney or proxy.

12.13	Members of unsound mind and minors

(a)	If a Member is:

(i)	of unsound mind;

(ii)	a person whose person or estate is liable to be dealt with in any way under the Law relating to mental health; or

(iii)	a minor,

the Member’s committee or trustee or any other person who has proper management or guardianship of the Member’s estate or affairs may, subject to clause 12.13(b), exercise any rights of the Member in relation to a general meeting as if the committee, trustee or other person were the Member.

(b)	Any person with powers of management or guardianship cannot exercise any rights under clause 12.13(a) unless the person has provided the Directors with satisfactory evidence of the person’s appointment and status.

12.14	Restriction on voting rights - unpaid amounts

A Member is not entitled to vote in respect of a security giving the holder the right to vote unless all calls and other sums presently payable by the Member in respect of that security have been paid.

12.15	Objections to qualification to vote

(a)	An objection to the qualification of a person to vote may be raised only at the meeting or adjourned meeting at which the vote objected to is tendered.

(b)	Any objection must be referred to the chairperson of the meeting, whose decision is final.

(c)	A vote allowed after an objection is valid for all purposes.

12.16	Direct voting

(a)	The Directors may determine that, at any general meeting or class meeting, a Member who is entitled to attend and vote on a resolution at that meeting is entitled to vote by direct vote in respect of that resolution. A direct vote includes a vote delivered to the Company by post, fax or other electronic means approved by the Directors.

(b)	Where clause 12.16(a) applies, the notice of meeting must indicate that direct voting is available at the relevant meeting or on particular resolutions.

(c)	The Directors may prescribe regulations, rules and procedures in relation to direct voting, including (without limitation):

(i)	specifying the form, method and timing of casting a direct vote at a meeting for the vote to be valid; and

(ii)	the circumstances in which a direct vote may be withdrawn by the Member or deemed withdrawn.

12.17	Number of proxies

(a)	A Member who is entitled to attend and cast a vote at a general meeting of the Members may appoint a person as the Member’s proxy to attend and vote for the Member at the meeting.

(b)	An appointment of a proxy may specify the proportion or number of votes that the proxy may exercise.

(c)	If a Member is entitled to cast 2 or more votes at a meeting, the Member may appoint 2 proxies. If the Member appoints 2 proxies and the appointment does not specify the proportion or number of the Member’s votes each proxy may exercise, each proxy may exercise half of the Member’s votes.

12.18	Form of proxy

(a)	An instrument appointing a proxy is valid if it is in the form specified by the Directors from time to time and is:

(i)	signed by or on behalf of the Member of the Company making the appointment; and

(ii)	contains the following information:

(A)	the Member’s name and address;

(B)	the Company’s name;

(C)	the proxy’s name or the name of the office held by the proxy; and

(D)	the meetings at which the appointment may be used.

(b)	The proxy form must provide for the Member to vote for or against each resolution and may provide for abstention to be indicated.

(c)	An instrument appointing a proxy may specify the manner in which the proxy is to vote in respect of a particular resolution. Where it does so, the proxy is not entitled to vote on the resolution except as specified in the instrument. A proxy may vote as the proxy thinks fit on any motion or resolution in respect of which no manner of voting is indicated.

(d)	An instrument appointing a proxy confers authority to demand or join in demanding a poll.

(e)	Despite clause 12.12, where an instrument of proxy is signed by all of the joint holders of any Shares, the votes of the proxy so appointed must be accepted in respect of those Shares to the exclusion of any votes tendered by a proxy for any one of those joint holders.

12.19	Where proxy is incomplete

(a)	No instrument appointing a proxy is treated as invalid merely because:

(i)	it does not contain the address of the appointor or proxy;

(ii)	it is not dated; or

(iii)	in relation to any or all resolutions, it does not contain an indication of the manner in which the proxy is to vote.

(b)	Where the instrument does not specify the name of a proxy, the instrument is treated as given in favour of the chairperson of the meeting.

12.20	Lodgement of proxies

(a)	An instrument appointing a proxy is not treated as valid unless:

(i)	the instrument; and

(ii)	the power of attorney or other authority (if any) under which the instrument is signed; or

(iii)	a copy of that power or authority certified in a manner acceptable to the Directors,

are lodged not less than 48 hours (or any shorter period as the Directors may permit, subject to the Act) before the time for holding the meeting at the place specified for that purpose in the notice of the meeting or, if none, at the Registered Office.

(b)	An instrument appointing a representative to act for a Member at all meetings of the Company or at all meetings for a specified period is not treated as valid unless:

(i)	the instrument of appointment or a certified copy of it, duly signed by hand or electronically authenticated in accordance with clause 12.20(c)(ii); and

(ii)	any evidence as to the validity and non-revocation of that authority as may be required by the Directors,

are lodged not less than 48 hours (or any shorter period as the Directors may permit) before the time for holding the meeting at the place or electronic address specified for that purpose in the notice of the meeting or, if none, at the Registered Office.

(c)	For the purposes of this clause 12:

(i)	a legible facsimile of any document which is received at a place specified in the notice is duly lodged at that place at the time when the facsimile is received; and

(ii)	subject to the Act, instead of signing or executing an instrument of appointment, a Member may electronically authenticate the appointment of a proxy or a corporate representative, provided that:

(A)	the Member is identified by personal details as required by the Company;

(B)	the Member’s approval of the information communicated to the Company is accompanied by a personal identification number or any other number provided by the Company; and

(C)	the Member complies with any other requirements of the Company.

12.21	Validity of proxies

(a)	A vote exercised in accordance with the terms of an instrument of proxy, a power of attorney or other relevant instrument of appointment is valid despite:

(i)	the previous death or mental incapacity of the principal;

(ii)	the revocation of the relevant instrument (or of the authority under which the instrument was executed) or the power of attorney; or

(iii)	the transfer of the Share in respect of which the instrument or power of attorney is given,

if no notice in writing of the death, mental incapacity, revocation or transfer has been received by the Company at its Registered Office before the commencement of the meeting at which the instrument or power of attorney is used.

(b)	A proxy is not revoked by the principal attending and taking part in the meeting, unless the principal actually votes on the resolution for which the proxy is proposed to be used.

12.22	Right of officers and advisers to attend general meeting

(a)	A Director who is not a Member is entitled to be present and to speak at any general meeting.

(b)	A Secretary who is not a Member is entitled to be present and, at the request of the chairperson of the meeting, to speak at any general meeting.

(c)	Any other person (whether a Member or not) required by the Directors to attend any general meeting is entitled to be present and, at the request of the chairperson of the meeting, to speak at that general meeting.

12.23	Use of technology

Notwithstanding any other provision of this Constitution to the contrary, the following shall apply, and to the extent there is a conflict (if any) between this clause 12.23 and any other provision of this Constitution (other than clause 1.7), the provisions of this clause 12.23 shall prevail:

(a)	Subject to any applicable Law, the Company may hold a meeting of Members:

(i)	at a physical venue;

(ii)	at one or more physical venues and virtually using Meeting Technology;

(iii)	virtually, using Meeting Technology only; or

(iv)	in any other way permitted by the Corporations Act.

(b)	The Company must give the Members entitled to attend the meeting, as a whole, a reasonable opportunity to participate in the meeting, however it is held.

(c)	A Member, or a proxy, attorney or representative of a Member, who attends the meeting (whether at a physical venue or virtually by using Meeting Technology) is taken for all purposes to be Present at the meeting while so attending.

(d)	If, before or during a meeting of Members, any technical difficulty occurs, such that the Members as a whole do not have a reasonable opportunity to participate, the Chairperson of the meeting may:

(i)	adjourn the meeting until the technical difficulty is remedied; or

(ii)	subject to the Corporations Act, where a quorum remains Present and able to participate, continue the meeting.

(e)	Each notice convening a general meeting must include the following where Meeting Technology is to be used in holding the meeting -

(i)	sufficient information to allow Members to participate in the meeting by means of the technology;

(ii)	Where a general meeting is held only virtually using Meeting Technology:

(A)	the place for the meeting is taken to be the address of the registered office of the Company; and

(B)	the time for the meeting is taken to be the time at that place, and.

(iii)	any other information required by Law or the Listing Rules

(f)	If a quorum is not Present within 15 minutes after the time appointed for the general meeting the meeting stands adjourned to a day and at a time and place as the Directors decide or, if no decision is made by the Directors:

(i)	the meeting is adjourned to the same day in the next week at the same time;

(ii)	if any of the Members was entitled to physically attend the meeting and the location is not specified, the meeting is adjourned to the same location or locations as were specified for the original meeting; and

(iii)	if Meeting Technology was used in holding the original meeting and sufficient information to allow members to participate in the resumed meeting by means of the technology is not specified, participation in the adjourned meeting by means of the Meeting Technology must be provided in the same manner as set out in the notice for the original meeting.

(g)	Subject to clause 12.23(g)(iii), and the requirements of any Law and the Listing Rules, any resolution to be considered at a general meeting will be decided:

(i)	on a poll, if:

(A)	Meeting Technology is used in holding the meeting; or

(B)	a poll is demanded at or before the declaration of the result of the show of hands; or

(ii)	otherwise, on a show of hands.

(iii)	Any resolution to be considered at a general meeting and which seeks an approval under (or in connection with) the Listing Rules must be decided by way of a poll.

(h)	The Directors may hold a valid meeting of Directors using Meeting Technology, and in that case:

(i)	the participating Directors are taken for all purposes to be present at the meeting while so participating;

(ii)	subject to the Corporations Act, the meeting is taken to be held at the place where the Chairperson of the meeting is and at the time at that place; and

(iii)	all proceedings of the Directors conducted in that manner are as valid and effective as if conducted at a meeting at which all of them were present in person.

12.24	Minutes

(a)	The Company must keep minute books in which it records within 30 days:

(i)	proceedings and resolutions of meetings of the Members;

(ii)	proceedings and resolutions of Directors’ meetings and resolutions passed by Directors without a meeting; and

(iii)	resolutions passed by Members without a meeting.

(b)	The Company must ensure that minutes are signed within a reasonable time after the date of the meeting or of the resolution being passed by:

(i)	the chairperson of the meeting; or

(ii)	the chairperson of the next meeting; or

(iii)	in the case of a resolution without a meeting, a Director.

13.	Appointment, removal and remuneration of Directors

13.1	Appointment and removal

(a)	There must be at least 3 Directors, or such greater number of Directors not exceeding 10 as the Directors think fit, in office at all times.

(b)	Subject to the Act, the Company may at any time by resolution passed in general meeting:

(i)	appoint any person to be a Director; or

(ii)	remove any Director from office.

(c)	Subject to the Act, the Directors may at any time appoint any person to be a Director. That person holds office until the end of the next annual general meeting following their appointment and is eligible for election at that meeting.

13.2	No Share qualification

Directors are not required to hold Shares.

13.3	Retirement at each annual general meeting

(a)	Subject to clause 16.1 and only when the Company is admitted to the Official List, no Director may hold office for a period in excess of 3 years, or beyond the third annual general meeting following the Director’s election, whichever is the longer, without submitting himself or herself for re-election.

(b)	There must be an election of Directors at each annual general meeting. The Director or Directors to retire at each annual general meeting are any one or more of the following, as applicable:

(i)	any Director required to retire under clause 13.3(a) and standing for re-election;

(ii)	any Director required to submit for election under clause 13.1(c);

(iii)	a person standing for election as a new Director; or

(iv)	if no person is standing for election or re-election under clauses 13.3(b)(i) to 13.3(b)(iii); then the Director who has been in office the longest since last being elected. Between Directors who were elected on the same day, the Director to retire will be decided by lot, unless the relevant Directors agree otherwise.

(c)	Clauses 13.3(a) and 13.3(b) do not apply to the Managing Director.

(d)	A retiring Director is eligible for re-election without needing to give any prior notice of an intention to submit for re-election and holds office as a Director until the end of the meeting at which the Director retires.

(e)	No person other than a retiring Director or a Director vacating office under clause 13.1(c) is eligible to be elected a Director at any general meeting unless a written notice of the person’s nomination for election is given to the Company at least 35 Business Days (or in the case of a meeting that Members have requested the Directors to call, 30 Business Days) before the meeting.

13.4	Remuneration

(a)	Subject to clause 13.4(b) and the Listing Rules, the Directors are entitled to be paid for their services as Directors such annual fees as the Directors determine, provided the annual fees do not exceed in aggregate the maximum sum that is from time to time approved by the Members in a general meeting in accordance with the Listing Rules.

(b)	Clause 13.4(a) does not apply to the remuneration of the Managing Director and any other executive Directors. Remuneration payable by the Company and any entity under its control to the Managing Director and any other executive Directors must not be a commission on, or percentage of, profits or operating revenue.

(c)	The fees fixed under clause 13.4(a):

(i)	are divided among the Directors in the proportions and on the basis as they may agree or, if they cannot agree, equally among them; and

(ii)	are exclusive of any benefits which the Company may provide to Directors in satisfaction of legislative schemes including, without limitation, benefits provided under superannuation guarantee or similar schemes or any other benefit permitted by the Act or this Constitution.

(d)	Any Director may elect to have his or her remuneration paid in cash or in any other form agreed by the Director and the Company, such as superannuation contribution, motor vehicle payments, or any other form, subject always to being within the remuneration practices of the Company and compliant with the Listing Rules.

(e)	The Directors are entitled to be paid or reimbursed (in accordance with the Company’s policies applicable to the reimbursement of management expenses) for all travelling and other expenses properly incurred by them in attending and returning from any meeting of the Directors, meeting of any committee of the Directors, general meeting of the Company or otherwise in connection with the business of the Company.

(f)	If, with the approval of the Directors, any Director performs extra services or makes any special exertions for the benefit of the Company, the Directors may approve the payment to that Director of special and additional remuneration as the Directors think fit, having regard to the value to the Company of the extra services or special exertions. Any remuneration paid under this clause 13.4(f) may be in addition to the fees paid in accordance with clause 13.4(a).

(g)	A Director may be engaged by the Company in any other capacity (other than as auditor) and may be appointed on such terms as to remuneration, tenure of office and otherwise as may be agreed by the Directors.

(h)	Fees payable by the Company and any entity under its control to non-executive Directors are to be by fixed sum, and not by commission on, or percentage of, profits or operating revenue.

13.5	Vacation of office

(a)	In addition to the circumstances in which the office of a Director becomes vacant:

(i)	under the Act;

(ii)	because of a resolution under clause 13.1(b)(ii); or

(iii)	under clause 13.3,

the office of a Director becomes vacant if the Director:

(iv)	becomes of unsound mind or a person whose person or estate is liable to be dealt with in any way under the Law relating to mental health;

(v)	resigns by notice in writing to the Company;

(vi)	dies;

(vii)	is absent (and not represented by an alternate Director) from meetings of the Directors for a continuous period of 6 months without special leave of absence from the Directors and the Board resolves that his or her office be vacated; or

(viii)	is an employee of the Company or a related body corporate of the Company (including a Managing Director) and ceases to be an employee of the Company or a related body corporate of the Company.

(b)	A Director whose office becomes vacant under clause 13.5(a)(viii), is eligible for reappointment or re-election as a Director of the Company.

13.6	Retiring allowance for Directors

(a)	Subject to the Act and the Listing Rules, the Company may:

(i)	make any payment or give any benefit to any Director or any other person in connection with the Director’s retirement, resignation from or loss of office or death while in office;

(ii)	make contracts or arrangements with a Director or a person about to become a Director of the Company under which the Director or any person nominated by the Director is paid or provided with a lump sum payment, pension, retiring allowance or other benefit on or after the Director or person about to become a Director ceases to hold office for any reason;

(iii)	make any payment under any contract or arrangement referred to in clause 13.6(a)(ii); and

(iv)	establish any fund or scheme to provide lump sum payments, pensions, retiring allowances or other benefits for:

(A)	Directors ceasing to hold office; or

(B)	any person including a person nominated by the Director, in the event of the Director’s death while in office,

and from time to time pay to the fund or scheme any sum as the Company considers necessary to provide those benefits.

(b)	The Company may impose any conditions and restrictions under any contract, arrangement, fund or scheme referred to in clause 13.6(a) as it thinks proper.

(c)	The Company may authorise any subsidiary to make a similar contract or arrangement with the subsidiary’s directors and make payments under it or establish and maintain any fund or schemes, whether or not all or any of the directors of the subsidiary are also Directors of the Company.

14.	Powers and duties of Directors

14.1	Powers of Directors

(a)	Subject to the Act and this Constitution, the Directors are responsible for managing the business of the Company and may exercise all powers of the Company which are not required to be exercised by the Company in a general meeting by the Act or this Constitution.

(b)	Without limiting the generality of clause 14.1(a), the Directors may exercise all the powers of the Company to:

(i)	borrow or raise money;

(ii)	grant security over any property or business of the Company or all or any of its uncalled capital;

(iii)	pay interest on any debt due by the Company; and

(iv)	issue debentures or give any other security for a debt, liability or obligation of the Company or of any other person.

14.2	Appointment of attorneys and representatives

(a)	The Directors may, by power of attorney or by general or specific appointment, appoint such person or persons to be an attorney or representative of the Company for the purposes, with the powers, authorities and discretions vested in or exercisable by the Directors for any period and subject to any conditions as they think fit.

(b)	Any appointment under clause 14.2(a) may be made on terms for the protection and convenience of persons dealing with any such attorney or representative as the Directors think fit and may also authorise an attorney or representative to delegate all or any of the powers, authorities and discretions vested in the attorney or representative.

14.3	Negotiable instruments

All negotiable instruments of the Company are to be executed by the persons and in the manner determined by the Directors from time to time.

15.	Proceedings of Directors

15.1	Proceedings

(a)	The Directors may meet together for the dispatch of business and adjourn and otherwise regulate their meetings as they think fit.

(b)	A Director may at any time, and the Secretary must on the request of a Director, convene a meeting of the Directors.

(c)	Reasonable notice of the place, date and hour of every meeting of the Directors must be given to every Director. Where any Director is for the time being outside Australia, notice need only be given to that Director if contact details have been given, but notice must always be given to any alternate Director in Australia whose appointment by that Director is for the time being in force.

15.2	Meetings by telecommunications

The Directors may hold a valid meeting using any medium by which each of the Directors can simultaneously hear all the other participants (including telephone and video conferencing), and in that case:

(a)	the participating Directors are taken to be present at the meeting for the purposes of this Constitution concerning meetings of Directors;

(b)	the meeting is taken to be held where the chairperson of the meeting is; and

(c)	all proceedings of the Directors conducted in that manner are as valid and effective as if conducted at a meeting at which all of them were present in person.

15.3	Quorum at meetings

At a meeting of Directors, the number of Directors whose presence is necessary to constitute a quorum is the number determined by the Directors and, if not so determined, is 3 Directors entitled to vote.

15.4	Chairman of Directors

(a)	The Directors may elect one of their number as their Chairman and may decide the period during which the Chairman is to hold that office.

(b)	Where a meeting of Directors is held and:

(i)	a Chairman has not been elected as provided by clause 15.4(a); or

(ii)	the Chairman is not present within 15 minutes of the time appointed for the holding of the meeting or does not wish to chair the meeting,

the Directors present must elect one of their number to be chairperson of the meeting.

15.5	Proceedings at meetings

(a)	Subject to this Constitution, questions arising at a meeting of Directors are decided by a majority of votes of Directors present or by their alternate director (if any) and voting and for all purposes any such decision is taken to be a decision of the Directors.

(b)	In the case of an equality of votes, the chairperson of the meeting has a second or casting vote in addition to the chairperson’s deliberative vote.

15.6	Disclosure of interests

(a)	A Director is not disqualified by the Director’s office from contracting with the Company in any capacity.

(b)	A contract or arrangement made by the Company with a Director or in which a Director is in any way directly or indirectly interested may not be avoided merely because the Director is a party to or interested in it.

(c)	A Director is liable to account to the Company for any profits derived in respect of a matter in which the Director has a material interest, merely because of the Director’s office or the fiduciary relationship it entails, unless the Director:

(i)	declares the Director’s interest in the matter as soon as practicable after the relevant facts come to the Director’s knowledge; and

(ii)	does not breach this Constitution or the Act in relation to the matter.

(d)	A general notice stating:

(i)	that the Director is an officer or member of a specified body corporate or firm; and

(ii)	the nature and extent of the Director’s interest in that body corporate or firm in a matter involving the Company and that body corporate or firm,

is sufficient declaration of the Director’s interest, provided the extent of that interest is at the time of first consideration of the matter by the Directors no greater than was stated in the notice.

(e)	Except as permitted by the Act and the Listing Rules, a Director must not:

(i)	participate in and vote at; or

(ii)	be present while the matter is being considered,

at a meeting of the Directors at which there is considered any matter in which the Director has a direct or indirect material interest or any lesser interest.

(f)	Subject to compliance with this clause 15.6 and the Act, a Director who is interested in any contract or arrangement is not prevented from signing, affixing or witnessing the affixing of a seal to the document evidencing the contract or arrangement by virtue of that interest.

15.7	Alternate Directors and attendance by proxy

(a)	A Director may:

(i)	with the approval of a majority of the other Directors, appoint a person (whether a Member of the Company or not); or

(ii)	without the need for the approval of the other Directors, appoint another Director,

to be an alternate Director in the Director’s place during any period that the Director thinks fit.

(b)	An alternate Director is entitled to notice of meetings of the Directors and, if the appointor is not present at such a meeting, is entitled to attend, participate and vote in the Director’s stead.

(c)	An alternate Director may exercise all the powers and perform all the duties of the appointor, except the power to appoint an alternate Director. The exercise of any power by the alternate Director is as officer of the Company and not as agent of the appointor and the alternate Director is responsible to the Company for his or her own acts and omissions.

(d)	Where the alternate is another Director, that Director is entitled to cast a deliberative vote on the Director’s own account and on account of each person by whom the Director has been appointed as an alternate Director.

(e)	The appointment of an alternate Director:

(i)	may be terminated or suspended at any time by the appointor even if the period of the appointment of the alternate Director has not expired; and

(ii)	terminates automatically if the appointor vacates office as a Director.

(f)	An appointment or the termination or suspension of an appointment of an alternate Director is effected by delivery of a written notice signed by the appointor to the Company. Delivery may be by post, fax or electronic message.

(g)	Except for reimbursement of expenses in accordance with clause 13.4(e), an alternate Director is not entitled to receive additional remuneration for acting as alternate Director, except to the extent that the Directors otherwise determine. Any additional remuneration that is paid to an alternate Director must be deducted from the remuneration of the appointor.

(h)	An alternate Director is not taken into account in determining the number of Directors or rotation of Directors.

(i)	A Director may attend and vote by proxy at any meeting of the Directors provided that such proxy is a Director of the Company and has been appointed in writing signed by the appointing Director. Such appointment may be general or for any particular meeting or meetings.

15.8	Vacancies

If the number of Directors is reduced below the minimum set by the Act:

(a)	for so long as their number is sufficient to constitute a quorum, the remaining Directors may act; and

(b)	if the number of remaining Directors is not sufficient to constitute a quorum, the remaining Director or Directors may act only for the purpose of increasing the number of Directors to the minimum number required under this Constitution to constitute a quorum or for calling a general meeting, but for no other purpose.

15.9	Committees

(a)	The Directors may delegate any of their powers to a committee or committees consisting of any number of them and such other persons as the Directors from time to time think fit.

(b)	A committee to which any powers have been delegated must exercise the delegated powers in accordance with any directions of the Directors. A power so exercised is taken to be exercised by the Directors.

(c)	Clauses 15.1, 15.2, 15.4 and 15.5 apply to any committee as if each reference in those clauses to the Directors was a reference to the members of the committee and each reference to a meeting of Directors were to a meeting of the committee.

(d)	Subject to clause 15.10(c), minutes of all the proceedings and decisions of every committee must be made, entered and signed in the same manner in all respects as minutes of proceedings of the Directors are required by the Act to be made, entered and signed.

15.10	Written resolutions

(a)	If a document:

(i)	states that the signatories to it are in favour of a resolution;

(ii)	sufficiently identifies the terms of the resolution; and

(iii)	is signed by the majority of the Directors entitled to vote on that resolution,

a resolution in those terms is taken to be passed at a meeting of the Directors held at the time when the document was signed by the last Director to do so.

(b)	For the purposes of clause 15.10(a):

(i)	two or more separate documents containing statements in identical terms each being signed by one or more Directors together are taken to constitute one document containing a statement in those terms signed by those Directors on the respective days on which they signed the separate documents;

(ii)	a reference to all the Directors does not include a reference to an alternate Director whose appointor has signed the document, but an alternate Director may sign the document in the place of the appointor; and

(iii)	a signed document may be transmitted to the Company by facsimile or electronic message which is expressed to be sent by or on behalf of a Director or alternate Director. The document is taken to be signed by that Director or alternate Director at the time of receipt of the facsimile or electronic message by the Company (which includes receipt by the secretary of the Company) in legible form.

(c)	Where a committee consists of one Director only, a document signed by that Director and recording a decision of the committee is valid and effective as if it were a decision made at a meeting of that committee and that document constitutes a minute of that decision.

15.11	Minutes

Minutes of Directors’ meetings and resolutions passed by Directors without a meeting must be kept in accordance with clause 12.24.

15.12	Defects in appointments

(a)	All acts done by any meeting of the Directors, committee of Directors, or person acting as a Director are as valid as if each person was duly appointed and qualified to be a Director or a member of the committee.

(b)	Clause 15.12(a) applies even if it is afterwards discovered that there was some defect in the appointment of a person to be a Director or a member of a committee or to act as a Director or that a person so appointed was disqualified.

16.	Managing Director

16.1	Power to appoint Managing Director

(a)	The Directors may appoint a Director to the office of Managing Director for the period and on the terms they think fit, including the grant of power for the Managing Director to delegate all or part of his or her authorities to another Director during any temporary absence. Subject to the terms of any agreement entered into in a particular case, the Directors may at any time revoke any appointment of a Managing Director.

(b)	The Managing Director’s appointment automatically terminates if the Managing Director ceases for any reason to be a Director.

(c)	Subject to clause 16.1(a), the provisions of clause 13.3 do not apply to a Managing Director.

16.2	Delegation of powers to Managing Director

(a)	The Directors may, on the terms and conditions and with any restrictions as they think fit, confer on the Managing Director any of the powers exercisable by them.

(b)	Any powers so conferred may be concurrent with the powers of the Directors.

(c)	The Directors may at any time withdraw or vary any of powers conferred on the Managing Director under clause 16.2(a).

17.	Secretaries and other officers

17.1	Secretaries

(a)	A Secretary of the Company holds office on the terms and conditions, as to remuneration and otherwise, as the Directors decide.

(b)	The Directors may at any time terminate the appointment of a Secretary.

17.2	Other officers

(a)	The Directors may from time to time:

(i)	create any other position or positions in the Company with the powers and responsibilities as the Directors may from time to time confer; and

(ii)	appoint any person, whether or not a Director, to any position or positions created under clause 17.2(a)(i).

(b)	The Directors at any time may terminate the appointment of a person holding a position created under clause 17.2(a)(i) and may abolish the position.

18.	Execution of documents

(a)	The Company may execute documents in any way permitted by Law.

(b)	If the Company has a seal, it may execute documents by affixing the seal to the document where the affixing of the seal is witnessed by:

(i)	2 Directors of the Company; or

(ii)	at least 1 Director and a Secretary or a person authorised by the Directors to witness the affixing of the seal.

(c)	The Company may have a common seal, a duplicate common seal and one or more other seals for specific purposes, each appropriately identified on its face.

(d)	A seal may be used only by the authority of the Directors, or of a committee of the Directors authorised by the Directors to authorise the use of the seal.

19.	Inspection of records

19.1	Inspection of records

(a)	The Directors may, subject to the Act, decide whether and to what extent, at which time and places and under what conditions, the accounting and other books and records of the Company will be open to inspection by Members.

(b)	A Member other than a Director has no right to inspect any document of the Company except as provided by Law or as authorised by the Directors.

20.	Dividends, reserves and distributions

20.1	Power to pay dividends

(a)	Subject to the Act and to any special rights or restrictions attached to any Shares, the Directors may resolve to:

(i)	pay any dividend they think appropriate; and

(ii)	fix the time for payment.

(b)	The Company must not pay interest on unpaid dividends.

20.2	Crediting of dividends

(a)	Subject to any special rights or restrictions attached to any Shares and clause 8.1(c), every dividend:

(i)	must be paid equally on all fully paid Shares (which were fully paid for the entire period to which the dividend relates); and

(ii)	for all partly paid Shares and Shares which were not fully paid for the entire period to which the dividend relates, must be apportionable and paid proportionately to the amounts paid for the Shares during any part or parts of the period in respect of which the dividend is paid.

(b)	Unless the Directors decide otherwise, an amount paid on a Share in advance of a call is not taken for the purposes of clause 20.2(a) to be paid on the Shares.

(c)	Subject to any special rights or restrictions attached to any Shares, the Directors may from time to time resolve that dividends are to be paid out of a particular source or particular sources, and where the Directors so resolve, they may, in their absolute discretion:

(i)	allow any Member to elect from which specified sources that particular Member’s dividend may be paid by the Company; and

(ii)	where such elections are permitted and a Member fails to make such an election, the Directors may, in their absolute discretion, identify the particular source from which dividends are payable.

20.3	Reserves

(a)	The Directors at their discretion may, at any time, set aside out of the profits of the Company as reserves any sums as they think proper, which sums may be applied for any proper purpose.

(b)	The reserves may either be employed in the business of the Company or be placed in any investments as the Directors decide.

(c)	The Directors may, without placing them to any reserve, carry forward any profits which they may think prudent not to distribute by way of dividend.

20.4	Deduction of unpaid amounts

The Directors may deduct from any dividend payable to a Member all sums of money presently payable by the Member to the Company on account of calls or otherwise in relation to Shares in the Company.

20.5	Distribution in kind

(a)	The Directors may by resolution, direct payment of any dividend wholly or partly by the distribution of specific assets, including, without limitation, paid up Shares in the Company or other securities or debentures of the Company or any other body corporate.

(b)	Where a difficulty arises in regard to a distribution under clause 20.5(a) the Directors may:

(i)	settle the matter as they think fit and fix the value for distribution of the specific assets or any part of those assets;

(ii)	decide that cash payments are to be made to any Member or Members on the basis of the value so fixed in order to adjust the rights of all parties; or

(iii)	vest any specific assets in trustees.

20.6	Payment of distributions

(a)	Any dividend, interest or other money payable in cash in respect of Shares may be paid, at the Directors discretion and at the sole risk of the intended recipient:

(i)	by cheque sent through the post directed to:

(A)	the address of the Member as shown in the Register or, in the case of joint holders, to the address shown in the Register as the address of the joint holder first named in that Register; or

(B)	to any other address as the Member or joint holders in writing directs or direct; or

(ii)	by electronic funds transfer to an account with a bank or other financial institution nominated in writing by the Member and acceptable to the Company; or

(iii)	by any other means determined by the Directors.

(b)	The Directors may decide to use different payment methods for different Members.

(c)	Subject to the Act, all unclaimed dividends may be invested or otherwise used by the Directors for the benefit of the Company until claimed, or may be disposed of according to Law.

21.	Capitalisation of profits

21.1	Capitalisation

The Directors may resolve:

(a)	to capitalise any sum, being the whole or a part of the amount for the time being standing to the credit of any reserve account, profit and loss account or otherwise available for distribution to Members; and

(b)	that the sum be applied, in any of the ways mentioned in clause 21.2, for the benefit of Members in full satisfaction of their interest in the capitalised sum, in the proportions to which those Members would have been entitled in a distribution of that sum by way of dividend or, if there is no such proportional entitlement, as the Directors determine.

21.2	Manner in which sums applied

The ways in which a sum may be applied for the benefit of Members under clause 21.1(b) are:

(a)	in paying up any amounts unpaid on the Shares held by the Members;

(b)	in paying up in full unissued Shares or debentures or debenture stock to be issued to Members as fully paid;

(c)	partly as mentioned in clause 21.2(a) and partly as mentioned in clause 21.2(b);

(d)	in accordance with any bonus share plan adopted by the Company; or

(e)	any other application permitted by the Act.

21.3	Participation by holders of partly paid shares

Where the conditions of issue of a partly paid share so provide, the holder may participate in any application of a sum under clause 21.2 to a greater extent than would have been the case had those funds been distributed by dividend, but not to any greater extent than permitted by the terms of issue.

21.4	Powers of Directors

The Directors must do all things necessary to give effect to a resolution referred to in clause 21.1 and, in particular, to the extent necessary to adjust the rights of the Members amongst themselves, may:

(a)	fix the value for distribution of the specific assets or any part of those assets;

(b)	make cash payments in cases where Shares or debentures or debenture stock become issuable in fractions, or determine that fractions may be disregarded;

(c)	vest any cash or specific assets in trustees on trust for the persons entitled as they think fit; or

(d)	authorise any person to make an agreement with the Company on behalf of all the Members entitled to any further Shares or debentures or debenture stock on the capitalisation providing for:

(i)	the issue to them of any further Shares or debentures or debenture stock, credited as fully paid up; or

(ii)	the payment by the Company on their behalf of all or any part of the amounts remaining unpaid on their existing Shares by the application of their respective proportions of the sum resolved to be capitalised, and any agreement made under that authority is effective and binding on all the Members concerned.

22.	Dividend reinvestment and Share plans

22.1	Directors may establish plans for Members

The Directors may establish one or more plans under which each participating Member may elect, as provided in the plan:

(a)	that dividends to be paid in respect of some or all of the Shares from time to time held by the Member may be satisfied by the issue of fully paid ordinary Shares;

(b)	that dividends are not to be determined or paid in respect of some or all of the Shares from time to time held by the Member, but that the Member is to receive fully paid ordinary Shares or some other form of distribution as the Directors determine; or

(c)	such other options as the Directors consider appropriate,

and the Directors may vary, suspend or terminate any such plan.

22.2	Implementing plans

Any such plan has effect in accordance with its terms and the Directors may do all things necessary and convenient for the purpose of implementing the plan, including, subject to applicable Law, making each allotment of Shares and each necessary appropriation, capitalisation, application, payment and distribution of funds.

22.3	Where not all Members or holders participate

For the purpose of giving effect to any such plan, the appropriations, capitalisations, applications, payments and distributions authorised by clause 22.2 may be made and the powers of the Directors under this clause 22 may be exercised (with such adjustments as may be required) even if only some of the Members or holders of Shares of any class participate.

22.4	Information and advice to Members

(a)	In offering opportunities to Members to participate in any such plan, the Directors may give such information as in their opinion may be useful to assist Members in assessing the opportunity.

(b)	The Directors, the Company and its officers are not responsible for, nor are they obliged to provide, any legal, taxation or financial advice in respect of the choices available to Members.

22.5	Limit on Directors’ obligations

The Directors are under no obligation:

(a)	to admit any Member as a participant in any such plan; nor

(b)	to comply with any request made by a Member who is not admitted as a participant in any such plan.

22.6	Share incentive plans

(a)	The Board may establish share incentive plans on the terms that they decide, under which securities of the Company or of a related body corporate are issued to, or held for the benefit of, any Directors (including non executive Directors) or senior executives of the Company, or any employees of the Company or of a related body corporate.

(b)	Subject to the discretion of the Board, the rules of the share incentive plan and applicable Law, securities may be issued to or held for the benefit of a nominee with which a Director, senior executive or employee is associated.

(c)	The Board may amend, suspend or terminate a share incentive plan at any time.

(d)	For the purposes of section 1100V(2)(a) of the Corporations Act, the Company may only make an offer of ESS Interests if, at the time the offer is made, the Company reasonably believes:

(i)	the total number of Shares that are, or are covered by, the ESS Interests of the Company that may be issued under the offer; and

(ii)	the total number of Shares that are, or are covered by, the ESS Interests that have been issued, or could have been issued, under offers made under the Company’s employee share scheme at any time during the 3 year period ending on the day the offer is made, does not exceed 12.5% of the number of Shares actually on issue as at the start of the day the offer is made. For the purposes of this Constitution, a share incentive plan includes an ESS Interest.

22.7	Duties and powers of Directors

In establishing and maintaining any plan, the Directors must act in accordance with the provisions of this Constitution and may exercise all or any of the powers conferred upon them by the terms of any such plan, by this Constitution or by the Act.

23.	Notices

23.1	How notice to be given

(a)	A Member may, by written notice to the Secretary left at or sent to the Registered Office, require that all notices to be given by the Company or the Directors be served on the Member’s representative at an address specified in the notice.

(b)	A notice may be given by the Company to any Member by:

(i)	serving it on the Member personally;

(ii)	properly addressing, prepaying and posting the notice to the Member or leaving it at the Member’s address as shown in the Register or the address supplied by the Member to the Company for the giving of notices;

(iii)	serving it in any manner contemplated in this clause 23.1 on a Member’s representative as specified by the Member in a notice given under clause 23.1(a);

(iv)	facsimile transmission to the facsimile number supplied by the Member to the Company for the giving of notices;

(v)	sending it by email to an email address nominated by the Member;

(vi)	sending it via any other electronic means permitted by the Act and nominated by the Member for the giving of notices, including providing an electronic link to the notice; or

(vii)	giving it by any other means permitted or contemplated by this clause 23 or the Act.

23.2	When notice is given

A notice is deemed to be given by the Company and received by the Member:

(a)	if delivered in person, when delivered to the Member;

(b)	if posted, on the day after the date of posting to the Member, whether delivered or not;

(c)	if sent by facsimile transmission, on the day after the date of its transmission; or

(d)	if sent by email or other electronic means, on the day after the date of its transmission,

but if the delivery or receipt is on a day which is not a Business Day or is after 4.00 pm (addressee’s time), it is deemed to have been received at 9.00 am (addressee’s time) on the next Business Day.

23.3	Notice of general meeting

(a)	Notice of every general meeting must be given in the manner authorised by clause 23.1:

(i)	subject to clause 24.1, to every Member and Director;

(ii)	to every person entitled to a Share in consequence of the death, mental incapacity or bankruptcy of a Member who, but for the death or bankruptcy, would be entitled to receive notice of the meeting; and

(iii)	to any auditor of the Company.

(b)	No other person is entitled to receive notice of general meeting.

23.4	No notice if no valid address

If:

(a)	any Member has not provided to the Registered Office an address for registration in the Register; or

(b)	the Company believes that a Member is not known at the address registered in the Register,

unless and until the Member provides a valid address to the Registered Office, all notices to be sent to that Member are taken to be given to the Member if the notice is displayed at the Company’s Registered Office for 48 hours, and are taken to be served at the commencement of that period.

24.	Joint holders

24.1	Notice to be given by joint holders

Joint holders of a Share must give to the Company notice of:

(a)	a single address for the purpose of all notices to be given by the Company under clause 23.1, and for the payment of dividends and the making of distributions in accordance with this Constitution; and

(b)	a single account for the payment of money by electronic funds transfer in accordance with clause 20.6(a)(ii), if so desired, in respect of that Share.

24.2	Effect of giving notice

Where the Company receives notice under clause 24.1, the giving of notice, the payment of dividends or the making of distributions, to the address or account so notified is deemed given, paid or made to all joint holders of the relevant Share.

24.3	Failure to give notice

Where joint holders of a Share fail to give notice to the Company in accordance with clause 24.1, the Company may give notice, pay dividends and make distributions to the address of the joint holder whose name first appears in the Register.

24.4	Receipts

Any of the joint holders of a Share may give effective receipt for all dividends and payments in respect of the Share.

25.	Winding up

25.1	Where assets insufficient to repay paid up capital

If the Company is wound up and the assets available for distribution among the Members are insufficient to repay the whole of the paid up capital, the assets must be distributed so that, as nearly as may be, the losses are borne by the Members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up, on the Shares held by them respectively.

25.2	Where assets sufficient to repay paid up capital

If, in a winding up, the assets available for distribution among the Members are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess must be distributed among the Members in proportion to the capital at the commencement of the winding up paid up, or which ought to have been paid up, on the Shares held by them respectively.

25.3	Powers of liquidator

If the Company is wound up, the liquidator may:

(a)	with the sanction of a special resolution, divide among the Members in kind the whole or any part of the property of the Company;

(b)	for that purpose set a value as the liquidator considers fair on any property to be so divided; and

(c)	decide how the division is to be carried out as between the Members or different classes of Members.

25.4	Vesting of property in trustees

The liquidator may, with the sanction of a special resolution, vest the whole or any part of any property in trustees on any trusts for the benefit of the contributories as the liquidator thinks fit, but so that no Member is compelled to accept any Shares or other securities in respect of which there is any liability.

26.	Indemnity and insurance

26.1	Definition

In this clause Officer has the meaning given in section 9 of the Act.

26.2	Company must indemnify Officers

To the full extent permitted by Law and without limiting the powers of the Company, the Company may indemnify any person who is or has been an Officer of the Company, or of a related body corporate of the Company against all losses, liabilities, damages, costs, charges and expenses of any kind incurred by the Officer as an officer of the Company or of a related body corporate.

26.3	Documentary indemnity and insurance policy

To the extent permitted by the Act and any applicable Law and without limiting the powers of the Company, the Directors may authorise the Company to, and the Company may, enter into any:

(a)	documentary indemnity in favour of; or

(b)	insurance policy for the benefit of,

a person who is, or has been, an Officer of the Company or of a related body corporate of the Company, which indemnity or insurance policy may be in such terms as the Directors approve and, in particular, may apply to acts or omissions prior to or after the time of entering into the indemnity or policy.

27.	Restricted Securities

27.1	Compliance with Listing Rules

Any Restricted Securities issued by the Company cannot be disposed of during the escrow period except as permitted by the Listing Rules.

27.2	Disposals during escrow period

The Company will refuse to acknowledge a disposal of Restricted Securities (including registering a transfer of any Restricted Securities) during the escrow period relating to the Restricted Securities except as permitted by the Listing Rules or by ASX.

27.3	Company’s obligations in the event of breach

For the duration of a breach of the Listing Rules relating to Restricted Securities or a breach of a restriction agreement relating to Restricted Securities, the Company must not:

(a)	pay any dividend or distribution to; or

(b)	permit the exercise any voting rights by,

the holder of the Restricted Securities.

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